Exhibit (a)(3)

7251 W. 4th Street
Greeley, CO 80634

December 10, 2007

To the Stockholders of UAP Holding Corp.:

I am pleased to inform you that on December 2, 2007, UAP Holding Corp. (“UAP”) entered into a merger agreement with Agrium Inc. (“Agrium”). Under the terms of the merger agreement, Agrium U.S. Inc., a wholly-owned subsidiary of Agrium, has commenced a tender offer today to acquire all of the outstanding shares of common stock of UAP for $39.00, net to the seller in cash, without interest. The tender offer is subject to certain conditions, including the tender of a majority of the outstanding shares and the absence of a material adverse change with respect to UAP.

Following the completion of the tender offer, a wholly-owned subsidiary of Agrium will merge with and into UAP, and remaining outstanding shares of UAP common stock will be converted into the right to receive $39.00 in cash per share, without interest.

The tender offer is scheduled to expire at the end of January 8, 2008, unless extended in accordance with the terms of the merger agreement.

The UAP board of directors has determined that the merger agreement, the tender offer and the merger are advisable and in the best interest of UAP stockholders, and recommends that UAP stockholders ACCEPT the tender offer and tender their shares of UAP common stock in the tender offer.

In arriving at its recommendation, the UAP board of directors considered a number of factors. Those factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are Agrium’s offer to purchase, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares of UAP common stock in the tender offer. We urge you to read these documents and to consider this information carefully.

I believe this tender offer is the best result for our stockholders and our company, and I thank you for the support you have given to UAP over the years.

Very truly yours,

L. Kenneth Cordell
President, Chief Executive Officer and
Chairman of the Board